Exhibit 12.1

PMC-SIERRA, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 30, 2007	December 31, 2006	December 31, 2005	December 26, 2004	December 28, 2003
Earnings:
(Loss) income before income taxes and before income from equity investees	$(32,256)	$(50,655)	$30,094	$48,358	$(16,703)

Fixed charges:
Interest expense and amortization of debt issuance costs	6,105	5,931	1,571	3,454	10,547
Rental expense interest factor (1)	3,601	3,503	3,047	3,083	4,122

Total fixed charges	9,706	9,434	4,618	6,537	14,669

Earnings (loss) available to cover fixed charges	$(22,550)	$(41,221)	$34,712	$54,895	$(2,034)

Ratio of earnings to fixed charges (2)	—	—	7.5x	8.4x	—

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.

(1)	The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.
(2)	Earnings were inadequate to cover fixed charges by $32.3 million, $50.7 million and $16.7 million for fiscal years ended December 30, 2007, December 31, 2006 and December 28, 2003 respectively.